SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A1 (Amendment No. 1)

Under the Securities Exchange Act of 1934

Gentium S.p.A.

(Name of Issuer)

Ordinary Shares/American Depositary Shares

(Title of Class of Securities)

372501B104

(CUSIP Number)

James Robinson, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005
(212) 701-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 372501B104
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Paolo Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 1,621,499
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 1,621,499
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,621,499
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.34% (based on 11,805,533 Ordinary Shares outstanding as of February 6, 2007, as reported in Exhibit 2 to the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on February 7, 2007, plus 2,354,000 Ordinary Shares issued by the Issuer pursuant to its private placement on February 12, 2007, plus 73,334 Ordinary Shares issuable upon exercise of the 2004 Warrants (as defined below) and 60,951 Ordinary Shares issuable upon exercise of the 2005 Warrants (as defined below)).

(14)	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No.1 by Paolo Cavazza, an Italian citizen, amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 24, 2005 (the “Schedule 13D”) with respect to the ordinary shares, par value €1.00 per share (“the Ordinary Shares”), of Gentium S.p.A. (the “Issuer”), an Italian corporation whose principal offices are located at Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy.

The Ordinary Shares are listed for trading on the NASDAQ National Market System (“NASDAQ”) in the form of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts. Each ADS represents one Ordinary Share.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed on behalf of Paolo Cavazza, (the “Reporting Person”) in respect of Ordinary Shares he owns indirectly through Sigma-Tau Finanzaria S.p.A., an Italian Corporation (“Sigma Tau”), Defiante Farmaceutica, L.d.a., a Portuguese Corporation (“Defiante”) and Chaumiere Consultadoria e Servicos S.A. (“Chaumiere”). Sigma Tau owns 58% of Defiante directly and 42% indirectly through its wholly-owned subsidiary, Sigma-Tau International S.A. Paolo Cavazza directly and indirectly owns 38% of Sigma Tau. Chaumiere is indirectly owned by Paolo Cavazza and members of his family.

The Reporting Person’s address is Via Tesserete, 10, Lugano, Switzerland. He is an entrepreneur in Sigma Tau, Aptafin SpA and Esseti S.A and he is an Italian citizen. The Reporting Person has not been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

In October 2004, Defiante purchased from the Issuer, for a cash purchase price of $1,000,000, a convertible note (the “2004 Note”) and warrants to purchase 73,334 Ordinary Shares (the “2004 Warrants”).

In April 2005, pursuant to a Share Purchase Agreement, dated as of April 4, 2005 (the “FinSirton Agreement”), Sigma Tau purchased 800,000 ordinary shares from FinSirton S.p.A. (“FinSirton”) for an aggregate cash purchase price of $3,200,000.

On June 5, 2005, Defiante purchased a convertible note (the “2005 Note” and, collectively with the 2004 Note, the “Notes”) from Alexandra Global Master Fund Ltd. for a cash purchase price of $1,912,000. Defiante and Sigma Tau used working capital to purchase the securities.

Defiante converted the Notes into 359,505 ADSs in the Issuer’s initial public offering (the “IPO”), which was consummated on June 16, 2005.

On October 14, 2005, pursuant to a Securities Subscription Agreement, dated as of October 3, 2005, between the Issuer and Chaumiere, Chaumiere purchased, for an aggregate cash purchase price of $1,074,250 (the “Purchase Price”) 152,376 Ordinary Shares and agreed to purchase, subject to shareholder approval, warrants to purchase 60,951 Ordinary Shares (the “2005 Warrants”). The 2005 Warrants and 20% of the Purchase Price (the “Hold Amount”) were put into escrow in accordance with the terms of an Escrow Agreement between the Issuer and The Bank of New York dated as of October 14, 2005. The Issuer and Chaumiere agreed that the Hold Amount would be returned to Chaumiere and the 2005 Warrants would not be issued in the event shareholder approval for the issuance of the 2005 Warrants was not received by April 3, 2006. On November 29, 2005, the shareholders of the Issuer approved the issuance of the 2005 Warrants and the 2005 Warrants were issued on the same date. Chaumiere used its working capital to purchase the shares and to fund the Hold Amount.

On February 9, 2007, pursuant to a Securities Subscription Agreement dated as of February 6, 2007, between the Issuer and each of Chaumiere and Defiante, Chaumiere purchased 87,667 Ordinary Shares and Defiante purchased 87,666 Ordinary Shares for a cash purchase price of $20.17 per share in a private placement. Chaumiere and Defiante used working capital to purchase the securities.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The purpose of the transactions was to acquire an equity investment interest in the Issuer.

The Reporting Person, Sigma Tau, Defiante and Chaumiere expect to evaluate their investment in the Issuer on an ongoing basis and they may determine to change their investment intent with respect to the Issuer at any time. In determining from time to time whether to sell or retain their holdings of securities of the Issuer, they will take into consideration such factors as they deem relevant, including the market price of the Ordinary Shares, conditions in the securities markets generally, the Issuer’s financial condition, business and prospects and general economic conditions. They reserve the right to dispose of all or a portion of their holdings of securities of the Issuers in public or private transactions and/or to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer. Any such transactions may be effected at any time or from time to time.

The 2004 Warrants are exercisable by the holder for 73,334 Ordinary Shares at an exercise price of $9.52 per share, subject to customary anti-dilution provisions, until September 16, 2009.

The 2005 Warrants are exercisable by the holder for 60,951 ADSs at an exercise price of $9.69 per ADS, subject to customary anti-dilution provisions, at any time between April 3, 2006 and April 3, 2011.

Pursuant to the FinSirton Agreement, Fin Sirton S.p.A, the majority shareholder of the Issuer prior to the IPO, agreed to vote its shares in favor of one person designated by Sigma Tau for election to the Issuer’s Board of Directors. At the first shareholders meeting of the Issuer following the IPO, Sigma Tau’s designee, Marco Codella, was elected as a member of the Board and has been re-elected since then.

Pursuant to the FinSirton Agreement, FinSirton agreed that, if the per share price (the “Sale Share Price”) in a sale by the Issuer’s shareholders to a third party of all of the Issuer’s Ordinary Shares is less than approximately $5.00 per share, subject to customary antidilution adjustments, FinSirton will transfer to Sigma Tau an additional number of Ordinary Shares equal to (x) $3.2 million divided by the product determined by multiplying (i) 0.8 by (ii) the Sale Share Price less (y) 800,000 Ordinary Shares.

Pursuant to a Voting Agreement dated as of October 14, 2005 among Chaumiere, the other investors in the Issuer’s private placement and FinSirton, Chaumiere agreed to vote its shares to increase the size of the Board of Directors by one so that the Board would consist of nine members.

Other than as set forth above in Item 3 and in this Item 4, the Reporting Person does not have any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)  Paolo Cavazza is the beneficial owner of 1,621,499 shares of Common Stock representing 11.34% (based on 11,805,533 Ordinary Shares outstanding as of February 6, 2007, as reported in Exhibit 2 to the Issuer’s current report on Form 6-K, filed with the Securities and Exchange Commission on February 7, 2007 plus 2,354,000 Ordinary Shares issued by the Issuer pursuant to its private placement on February 12, 2007, plus 73,334 Ordinary Shares issuable upon exercise of the 2004 Warrants and 60,951 Ordinary Shares issuable upon exercise of the 2005 Warrants).

(b)  The number of shares of Common Stock as to which Paolo Cavazza has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Paolo Cavazza shares the power to vote or direct the vote is 1,621,499. The number of shares of Common Stock as to which Paolo Cavazza has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Paolo Cavazza shares the power to dispose or direct the disposition is 1,621,499.

(c)  On February 9, 2007, Chaumiere purchased 87,667 Ordinary Shares and Defiante purchased 87,666 Ordinary Shares from the Issuer for a cash purchase price of $20.17 per share in a private placement.

(d)  N/A.

(e)  N/A.

Item 7. Material to Be Filed as Exhibits.

Item 7 is amended to add the following Exhibits:

1. Securities Subscription Agreement dated as of February 6, 2007.a
2. Power of Attorney.b

a     Incorporated by reference from Exhibit 2 to Form 6-K filed by Issuer with the Securities and Exchange Commission on February 7, 2007.

b    Incorporated by reference to a Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on October 24, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2007

PAOLO CAVAZZA

By: /s/ Maurizio Terenzi
      Name: Maurizio Terenzi
      Title: Proxy - Holder Authorized

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons, evidence of the representative’s authority to sign on behalf of such persons shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

1. Securities Subscription Agreement dated as of February 6, 2007.a

2. Power of Attorney.b

a     Incorporated by reference from Exhibit 2 to Form 6-K filed by Issuer with the Securities and Exchange Commission on February 7, 2007.

b     Incorporated by reference to a Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on October 24, 2005.